
13001472

NASDAQ OMX
2012 ANNUAL REPORT

NASDAQ OMX®

TABLE OF CONTENTS

TO OUR SHAREHOLDERS 2

REDEFINING OUR BUSINESS 5

Diversified Business Growth 6
Innovation 9
Acquisitions 10
Technology Is Core 11
Realigned Business 12
Operational Excellence 12

STRENGTHENING OUR CORE 13

Responding to Challenges 14
Strategic Vision 15
Capital Allocation Strategies 16

LEADING THE WAY 17

Public Policy 18
Market Innovation 19
Corporate Sustainability 19

TO OUR SHAREHOLDERS

In 2012, NASDAQ OMX demonstrated the strength of its business model and the innovative spirit of its employees.

Despite the challenges we faced, we continued to execute our mission of improving the value we deliver to our clients and the attractive returns we generate for our shareholders.

In my view, history will judge 2012 to be an inflection point in our markets, our business, and the future of NASDAQ OMX. Our long-term vision of building a diversified portfolio of businesses, combined with sound expense control and a strong capital position, has not only been a sensible approach, but a key differentiator for our organization.

> History will judge 2012 to be an inflection point in our markets, our business and the future of NASDAQ OMX.

The successful execution of our business plan has allowed for an independent and thoughtful approach to the future, and has strengthened our long-term competitive position—which is stronger than ever. In fact, in 2012, our relative revenue and earnings position outperformed the majority in our peer group.

OUR EVOLUTION – FROM U.S. EQUITY EXCHANGE TO A DIVERSIFIED PORTFOLIO OF GLOBAL BUSINESSES

Although historically we have been predominately known as a U.S. equities exchange, NASDAQ OMX continued on its path of becoming much more than that. We are transforming into a technology services and transaction company, dedicated to helping customers worldwide improve their productivity and manage risks more effectively. We have strategically redefined who we are over the past several years through a combination of new product and service launches and bolt-in acquisitions. Our strategy is working. We are building the foundation for growth and outperformance regardless of the economic, business, or volume cycles. A core objective of ours is to become one of the top business, technology, and information services providers in the world.

We ended the year with solid financial and operating results, and began 2013 cautiously optimistic that, for the first time since 2007, many global markets in which we operate are beginning to show signs of improving. While we are pleased with our results in 2012, by no means are we complacent. The management team and Board of Directors believe the full earnings power of this franchise has yet to be realized.

In 2012, we generated nearly $600 million in cash flow from operations, and returned $275 million to shareholders through repurchase of 11.5 million shares at an average price of $23.82 and $65 million through cash dividends. In the past three years, we repurchased 53.4 million shares at an average price of $21.97, returning a total of $1.2 billion to shareholders.

IN 2012, WE GENERATED NEARLY


600
MILLION

IN CASH FLOW FROM OPERATIONS, AND RETURNED


$275
MILLION

TO SHAREHOLDERS THROUGH REPURCHASES OF **11.5 MILLION** SHARES AT AN AVERAGE PRICE OF **$23.82** AND


$65
MILLION

THROUGH CASH DIVIDENDS.

Perhaps even more noteworthy was the fact that we were able to maintain roughly the same level of net revenues while significantly diversifying our franchise. Our businesses providing recurring and subscription-based revenues contributed to 71 percent of our net revenues in 2012, substantially above the comparative level of 55 percent in 2007. Over the same period, global equity volumes witnessed a 30 to 40 percent decline.

In addition, our efforts to provide public and private companies with the tools and resources they require to effectively manage their constituents have resonated throughout the marketplace. The unique value proposition that NASDAQ OMX offers was evidenced by several high-profile listing wins and switches, including: Texas Instruments, Kraft Foods, and more recently, Goodyear. We will continue to stand out and attract new firms to our market because of the unique and compelling value that we offer.

That said, we love our transaction businesses. They are the largest contributor of net revenues and earnings to our consolidated business. Bringing buyers and sellers together in an open and transparent environment has always been in our DNA, and remains a thriving center of technology excellence and innovation at NASDAQ OMX.

Today, NASDAQ OMX operates 26 markets, 3 clearing houses, and 5 central depositories. The U.S. and Nordic exchanges are solid businesses in which we continue to achieve greater scale efficiencies and diversify into a variety of asset classes, such as with NASDAQ OMX BX Options, our newest options exchange. Our Helsinki exchange marked its 100th year of operation in 2012, and our Stockholm exchange celebrated 150 years of service in early 2013.

Yet we never stop looking for new and better ways to serve our customers and pursue growth opportunities across different sectors that complement our portfolio of products and services. For example, we continue to bring to market innovative data products, such as NASDAQ Basic and TotalView, and market systems software and services based on Genium INET for our customers to power their businesses throughout

> It is imperative to be flexible and opportunistic in responding to rapidly changing markets.



ROBERT GREIFELD
CEO

the world. We have also introduced a suite of solutions that covers the entire trading lifecycle for our members.

ENHANCING OUR CLIENT OFFERING, DELIVERING RETURNS TO SHAREHOLDERS

Acquisitions, both those completed and those set in motion in 2012, were analyzed through a rigorous set of financial disciplines, which allowed us to provide value for our clients as well as our shareholders. Without a doubt, this core discipline also contributed to the resiliency of our model. For NASDAQ OMX, a prospective acquisition must be strategically significant, accretive to shareholders within a year (excluding transaction costs), and deliver an adequate return on capital. Applying those filters, we invested $320 million net of dispositions over the past five years to acquire a variety of assets, including the index business of Mergent, a majority interest in BWise, NOS Clearing, the business of RapiData, Glide Technologies, FTEN, and SMARTS.

Late last year, we also announced an agreement to acquire Thomson Reuters' Investor Relations, Public Relations, and Multimedia Solutions businesses. We have long admired Thomson Reuters' model in providing these services to many of our listed companies. Through this acquisition, we plan to accelerate our strategy and create one of the premier suites of products and services for public and private companies in our industry. We will bring the assets, talents, and technology together to continue to deliver a powerful suite of services to roughly 10,000 clients in more than 60 countries. The acquisition is subject to customary regulatory approvals and is expected to close in the first half of 2013. Once the transaction closes, we plan to integrate these complementary businesses into NASDAQ OMX Corporate Solutions, a step that will create a global corporate services portfolio, with a unique and comprehensive offering for our corporate clients.

We anticipate that these acquisitions, along with ongoing capital deployment efforts, will yield substantial client and shareholder value in the years ahead. However, it is imperative to be flexible and opportunistic in responding to rapidly changing markets, and to continually evolve our organization to address the needs of our diverse client base.

To this end, in January 2013, we brought together our Market Technology and Corporate Solutions businesses to establish a new technology and software segment, Global Technology Solutions. The transaction with Thomson Reuters was one of the catalysts for this change. Global Technology Solutions will compete with a more comprehensive and strategic rationale and with a new profile similar to companies such as ACI Worldwide, Fidessa, Fiserv, and Fidelity National Information Services. We anticipate that our software and services will continue to be the preferred solutions for customers across many different businesses, industries, and regions.

OUR STRATEGIC FOCUS

+ New organic growth opportunities
+ Enhance our client offering
+ The ability to adapt and transform ourselves in new and innovative ways

In January 2013, we also combined our Global Data Products and Global Index Group into a new segment known as Global Information Services. These areas share healthy margins and experienced rising revenues last year. They are rooted in technology and the distribution of data—things we do exceptionally well. We have been creating innovative and transparent indexes since 1971. Today there are more than 7,000 structured products based on NASDAQ OMX indexes, spanning different geographies and asset classes with nearly $1 trillion in notional value. As a result of this move, Global Information Services now has a profile similar to companies such as MSCI, McGraw Hill, and Factset, and contributes about 24 percent of NASDAQ OMX's net annual revenues.

SETTING A NEW STANDARD OF EXCELLENCE

In 2012, the transformation we embarked on as a company clearly allowed us to deliver sound results in the face of adversity. In many respects, however, that journey is only beginning. Our mission and focus will remain on driving new organic growth opportunities and adjacent opportunities that enhance our client offering.

Although our focus is primarily on delivering value to our clients and shareholders, we also recognize the critical role we play in a larger ecosystem. From the capital raising process, where emerging companies access the necessary resources that spur growth, to helping those same companies generate their own shareholder value, by more efficiently and effectively managing their constituents around the globe, to helping markets run more efficiently—we interact with the larger economic, business, and financial systems in many ways. To this end, we also partner with governments, industry leaders, and regulators to help forge new solutions for issues central to our markets and economies.

In 2012, NASDAQ OMX was an advocate for companies and investors on several key issues including market structure, federal fiscal reform, and immigration. We are proud to be central to the economy and the issues that drive global competitiveness.

As the global economy continues to recover, and because of the resiliency we exhibited as a company, NASDAQ OMX is well-positioned for the future. Our aggressive steps in meeting our cost, revenue, and technology objectives over the past three years should enable us to benefit from these improving economic conditions.

For NASDAQ OMX, resiliency has always been about more than bouncing back from adversity, but also possessing the ability to adapt to and transform itself in new and innovative ways. It is with this in mind that we will strive to create even greater value for our customers and shareholders while continuing to make lasting contributions to our employees, listed companies, and the global community at large.



ROBERT GREIFELD
CHIEF EXECUTIVE OFFICER


REDEFINING OUR BUSINESS

DIVERSIFIED BUSINESS GROWTH

FINANCIAL PERFORMANCE

In 2012, NASDAQ OMX continued to build a diversified franchise generating substantial revenues and cash flow

2012 GAAP NET EXCHANGE REVENUES


TECHNOLOGY 11%
ISSUER SERVICES 22%
MARKET SERVICES 67%
Technology
11%
Listing services and Corporate Solutions
19%
3%
Global Index Services
21%
Global Data Products
Derivatives
18%
12%
Equities
Access services
16%

RECURRING REVENUES

Subscription and recurring revenues reached 71% of net revenues by the end of 2012 with particular strength in our corporate solutions business

SUBSCRIPTION AND RECURRING REVENUES


55%
71%
2007
2012

EARNINGS GROWTH

Organic EPS showed a 58% Increase over the last 5 years


58%
INCREASE
$1.58 EPS
$2.50 EPS
2008
2012

DIVERSIFIED BUSINESS

BUSINESS EXPANSION HIGHLIGHTS

ACCESS SERVICES

An expansive suite of products and solutions that give large sophisticated Traders access to our Marketplaces which help them operate more efficiently with less risk


2012
APPROXIMATELY
16% OF NASDAQ OMX'S TOTAL REVENUE, OR
$257M

GLOBAL INDEXES

NASDAQ OMX Global Indexes has been at the forefront of market-leading, transparent indexes since 1971. Today, our index offering spans geographies and asset classes and includes diverse families such as the Green Economy, Nordic, Sharia and Commodity Indexes.

2012


+10% Y-O-Y CHANGE
$57M
NET REVENUES

Today NASDAQ OMX licenses over 97 Exchange Traded Products with over $55B in assets under management.

In 2012, Global Index Group reached several key milestones by launching NASDAQ Global Index Family of 9000+ securities, representing more than 98% of the investable securities in 45 countries, and closing its first acquisition of the index business of Mergent, Inc., including Indxis. With this acquisition, Global Index Group becomes one of the largest dividend-themed indexers and further enhances our custom index offering capabilities.

TECHNOLOGY

NASDAQ OMX MARKET TECHNOLOGY IS PARTNER TO OVER


70

EXCHANGES, CLEARINGHOUSES AND DEPOSITORIES IN


50
COUNTRIES


75 BROKERS IN
35
COUNTRIES


11

REGULATORS IN 11 COUNTRIES

In 2012, the Market Technology business showed progress with a strong performance, delivering new business wins totaling $295 million. We continued to see traction with SMARTs, a leading technology provider of market surveillance solutions.


2012
NET REVENUES OF
$184M
= 11%
OF TOTAL

GROWTH

TRANSACTION SERVICES

Our U.S. Options Business has outperformed our other transaction businesses over the past several years. U.S. option revenues increased 10% Y-O-Y in 4Q12, driven by improved revenue capture and increased market share. This was attributed in part to our new BX Options market gaining share and our alternative trading venues like NASDAQ Options Market (NOM) gaining share.


4Q11
4Q12

U.S. OPTION REVENUES INCREASED 10% Y-O-Y

CORPORATE SOLUTIONS

One of the drivers that made our model so successful over the past few years is the diversity of our business. Corporate Solutions led the way. This effort began six years ago and was built from the ground up to provide companies with the tools and services necessary to become better public entities.

25% Y-O-Y CHANGE IN REVENUE GROWTH


$97
MILLION

GLOBAL DATA PRODUCTS

In 2012 we continued to see momentum in our market data business. Revenue for the year reached $344M on the strength of subscriptions to new products like NASDAQ Basic, a low-cost alternative to Level I data that provides real-time Best Bid and Offer and Last Sale information for all U.S. exchange-listed securities, taken from the data that transacts on our systems; ULTRAFEED, a highly-efficient data feed that aggregates all North American equity, options, futures, indexes and fund market data; and in our newly launched Field-Programmable Gate Array (FPGA), a hardware solution that offers customers a data feed that gives them a more deterministic view of the market.

+3% Y-O-Y CHANGE IN REVENUE


$344M

KEY TO OUR

INNOVATION

PATENTS

As a leader in technology and market innovations since its inception, NASDAQ OMX has filed for more than 150 patents to date for market solutions and software it has developed. Innovation has always been – and will continue to be – part of our DNA.

150+ PATENTS

GIFT PROGRAM

Drawing on the innovative spirit of our employees, NASDAQ OMX created a way for new business ideas to be brought forth and vetted under its GIFT Program. In 2012, GIFT initiatives generated $134M in revenue for the company. Some of the business ideas that have been realized through this program are:

- BX Equity Market
- Global Index Data Service
- BX Options
- NASDAQ Options Market
- NASDAQ Basic
- NOCC
- PSX Equity Market
- UK Power Market
- NLX


DEPLOYED
IN DEVELOPMENT
GIFT
(IN MILLIONS USD)
$25
$12
$39
$82
$17
$59
$114
$20
$57
$1
$59
$22
$14
$60
$12
$156
$55
$59
REVENUE
EXPENSE
2009
2010
2011
2012
2013

SUCCESS

ACQUISITIONS

At NASDAQ OMX, we seek prospective acquisitions that are strategically significant, accretive to shareholders within a year (excluding transaction costs), and deliver an adequate return on capital. We invested $320 million net of dispositions over the past 5 years to acquire a variety of assets, including:


BWise
BUSINESS IN CONTROL
A NASDAQ OMX COMPANY

BWISE

As part of the NASDAQ OMX Corporate Solutions suite of services, BWise provides leading enterprise governance, risk management and compliance (GRC) software solutions to companies.


MERGENT

MERGENT

With this acquisition, NASDAQ OMX becomes one of the largest providers of dividend-themed indexes and further enhances our custom index offering capabilities.


NOS Clearing
A NASDAQ OMX COMPANY

NOS CLEARING ASA

NOS Clearing ASA began offering maritime freight clearing services in 2001 and was the first clearing house to establish an efficiently cleared seafood market in 2007. Freight is a key part of the energy supply chain and fits NASDAQ OMX Commodities' strategy of global expansion within the energy space.


THOMSON REUTERS
IR | PR | MULTIMEDIA SOLUTIONS

THOMSON REUTERS

7K NEW CLIENTS IN 60 COUNTRIES

In December 2012, NASDAQ OMX announced it would acquire the PR, IR and multimedia businesses of Thomson Reuters. This acquisition will create one of the premier suites of products and services for public and private companies in our industry today. Once the acquisition closes, NASDAQ OMX will triple the scale of its Corporate Solutions business from approximately $100 million to $330 million in annual revenue.


tom
the order machine

TOM

In December 2012, NASDAQ OMX entered into an agreement to acquire a 25 percent equity interest in Dutch cash equity and equity derivatives trading venue TOM, The Order Machine. The agreement also includes an option to acquire an additional 25.1 percent of the remaining shares and thus secure a majority stake in TOM. TOM is one of the leading venues for trading single stock options in the Netherlands, and one of the most advanced options markets in Europe.

PART OF A DYNAMIC GRO

TECHNOLOGY IS CORE

We ALWAYS LOOK FOR WAYS TO DO THINGS BETTER. This has been a hallmark of NASDAQ OMX since its inception. Technology will always be the linchpin to our success.



ANNA EWING, EVP

Corporate Solutions combined with Global Technology: STRATEGIC ALIGNMENT of our software businesses.

To continue to realize the opportunities in front of us, it's vitally important that we ensure our people, products and services are aligned to deliver the INNOVATIVE AND CUSTOMER-FOCUSED SOLUTIONS for which we are renowned.

WITH STRATEGY

REALIGNED BUSINESS

MARKET TECHNOLOGY AND CORPORATE SOLUTIONS COMBINATION

The combination will allow us to better cultivate synergies across software development, technology implementation and business development efforts as well as further showcase our company's technology leadership.


NASDAQ OMX | Market Technology
NASDAQ OMX | Corporate Solutions

GLOBAL INDEX GROUP AND GLOBAL DATA PRODUCTS COMBINATION

REINFORCING OUR CORE INFORMATION OFFERING

We combined our Global Index and Global Data Products Groups into one business unit: Global Information Services. At the heart of these two businesses are data and its distribution through various channels. Bringing these two businesses together will allow us to take advantage of our technology, product development, sales and distribution channels while better serving our clients and customers. It also will provide us with a unique opportunity to create new and innovative products and become one of the premier information solution providers in the industry.


NASDAQ OMX | Global Indexes
NASDAQ OMX | Global Data Products

OPERATIONAL EXCELLENCE

In 2012, we launched the Operational Excellence Program with the vision of optimizing our current processes to improve the quality and delivery of NASDAQ OMX's products and services to our customers.

This program will be a key driver in our success going forward and will showcase our commitment to the highest standards and best practices in the industry.


STRENGTHENING OUR CORE

RESPONDING TO CHALLENGES

LESSONS FROM HURRICANE SANDY

HISTORIC STORM DEVASTATED NYC REGION


$71B
ESTIMATED
COST OF STORM
8.5M
BUILDINGS AND HOUSES
LOST POWER
500+
NASDAQ EMPLOYEES
IN REGION

NASDAQ OMX WAS PREPARED

We were ready to open the market, despite the storm damage, thanks to our people, processes and planning.


ALL MARKETS CLOSED ON
OCTOBER
29
+
OCTOBER
30

We collaborated with fellow exchanges, government officials, and our regulators on the right action plan.

OUR SYSTEMS ARE STRONG

+ Strategic co-location improved disaster planning and response
+ Backup generators kept us online
+ Redundant systems provided key fail-safes

OUR EMPLOYEES ARE STRONGER

HOUSING ASSISTANCE

NASDAQ OMX provided short-term housing assistance to colleagues who lost their homes

DONATIONS

+ We helped the broader community with donations to the Red Cross in the Tri-State Area through our NASDAQ OMX Educational Foundation
+ Many employees donated their time, labor, supplies, or financial support
+ Voluntary payroll deductions
+ Physical goods drop-off drives

CORPORATE MATCHING

100% corporate matching of all employee contributions to United Way and Red Cross for this effort up to $300,000.

STRENGTHE

STRATEGIC VISION

COST REDUCTION PROGRAM AHEAD OF SCHEDULE

50+ MILLION

In 2012, in the face of relatively lackluster volumes, we put in place a cost reduction plan where we able to generate run rate cost savings of over $50 million. This demonstrates extremely strong cash flow generation. (Lee Shavel, Raymond James transcript)

3 YEAR PLAN

- Aggressive cost reduction
- Revenue and technology objectives

CONSOLIDATION OF RESOURCES

- Business unit combinations
- Physical office space consolidation
- Centralized and shared resources for technology, development, sales and support

ENERGY EXPENDITURE AUDIT

40+ GLOBAL LOCATIONS POLLED

Detailed energy and water consumption data gathered and centralized for the first time. NASDAQ OMX calculated an aggressive kilowatt-hour-per-square-meter efficiency rating for all locations, including data centers. (2012 CORPORATE SUSTAINABILITY REPORT)



CAPITAL ALLOCATION STRATEGIES

$2 BILLION

Since 2009, we've generated roughly $2 billion in free cash flow

---

$275 MILLION

Returning $275 million through our share repurchase program

$65 MILLION

Initiated $65 million in first-time dividends, currently at a 1.7% yield

---

$500 MILLION

Reduced our debt by over $500 million

$330 MILLION

Used aggressive and efficient evaluation methods to acquire a number of attractive assets and return our investment

- Thomson Reuters' Investor Relations, Public Relations and Multimedia business will triple the scale of our Corporate Solutions business from approximately $100 million to $330 million
- We can take a relatively small acquisition with a good technology product and distribute effectively through 3300 listing relationships
- Our sales force goes beyond listed clients to private companies and non-NASDAQ listed companies
- Bob Greifeld mandate: acquisitions must accrete to earnings in 12 months

LEADING THE WAY

PUBLIC POLICY

WORKING ON CAPITOL HILL AND IN BRUSSELS

LETTER TO CONGRESS

"There should be no Republican approach or Democratic approach to cybersecurity; these threats demand bipartisan, consensus-driven solutions."

▶ LETTER TO CONGRESS

NASDAQ OMX TESTIFIES ON MARKET ABUSE DIRECTIVES BEFORE THE EUROPEAN PARLIAMENT

INDUSTRY LETTER TO CONGRESS

"Any cyber legislation that Congress considers must protect and promote, not stifle, innovation in order to increase cybersecurity and grow electronic commerce." ▶ U.S. CHAMBER OF COMMERCE LETTER

ADDRESSING THE DEBT CRISIS

Fix the Debt



NASDAQ OMX
Fix the Debt

▶ MAYA MACGUINEAS, BOB GREIFELD, AND ERSKINE BOWLES

REFORMING IMMIGRATION

"Attracting and keeping the brightest, hardest-working employees here in the U.S. will make our companies and economy stronger."

▶ BOB GREIFELD
The Wall Street Journal

CREATING JOBS

"This bill will help small companies access the capital markets. The JOBS Act will benefit the United States economy and help create jobs for Americans. ▶ BRUCE AUST, EVP

SHAPING PUBLIC POLICY

MARKET INNOVATION

MAKING BETTER MARKETS

"Computer trading has a proven track record of delivering benefits for investors and market participants." ▶ ERIC NOLL, EVP

"We benchmark ourselves against industries with the highest uptime and performance characteristics." ▶ ANNA EWING, EVP

COLLABORATING WITH REGULATORS


LIMIT UP/
LIMIT DOWN
KILL
SWITCHES
ALGORITHMIC
SAFEGUARDS

CORPORATE SUSTAINABILITY

MAKING BUSINESSES MORE SUSTAINABLE

UNITED NATIONS STATEMENT

"We publicly recognize those exchanges that are committed to promoting sustainability." ▶ UNITED NATIONS STATEMENT

THE SUSTAINABLE STOCK EXCHANGES INITIATIVE

PARTICIPATING EXCHANGES ▶


NASDAQ OMX
BSE
EXPERIENCE THE NEW
البورصة المصرية
The Egyption Exchange
ISTANBUL
STOCK
EXCHANGE
JSE
JOHANNESBURG STOCK EXCHANGE
SSE
BM&FBOVESPA
The New Exchange

OUR GREEN INDEXES


SECTOR WEIGHTS/NUMBER OF COMPANIES
0.15% FINANCIAL
2.34% BIO/CLEAN FUELS
2.45% LIGHTING
2.57% ADVANCED MATERIALS
3.52% NATURAL RESOURCES
4.46% HEALTY LIVING
4.96% RECYCLING
7.10% POLLUTION MITIGATION
7.93% WATER
9.92% RENEWABLE ENERGY GENERATION
11.83% GREEN BUILDING
12.70% TRANSPORT
30.08% ENERGY EFFICIENCY

CREATING A BETTER WORLD

NASDAQ OMX became the first North American stock exchange accepted into the UN Global Compact committing to 10 universal principles in the areas of human rights, labor, environmental responsibility, and anti-corruption. Our company joins the ranks of fellow NASDAQ-listed UN Global Compact signatories, including Intel, Microsoft, Starbucks, and Cisco.

"We very much welcome NASDAQ's leadership role in committing to the UN Global Compact. We encourage other major global stock exchanges to help embed sustainability into financial markets and make the critical link between investors and companies in facilitating ESG communication."

▶ GEORG KELL, EXECUTIVE DIRECTOR OF THE GLOBAL COMPACT

BECOMING MORE TRANSPARENT

"NASDAQ OMX has an essential role to play in the continuing evolution and acceptance of corporate sustainability."

▶ BOB GREIFELD

REFORM

USING RESOURCES WISELY

GLOBAL ENERGY USAGE


2011 KWH
AMERICAS
CALGARY, CANADA
ASHBURN, USA
CARTERET, USA
CHICAGO, USA
EUGENE, USA
LOS ANGELES, USA
MARLBOROUGH, USA
NEW YORK, USA
NEW YORK, USA
PHILADELPHIA, USA
ROCKVILLE, USA
SAN FRANCISCO, USA
SECAUCUS, USA
SHELTON, USA
WASHINGTON, USA
0
10,000,000
20,000,000
30,000,000
40,000,000
50,000,000
ASIA
YEREVAN, ARMENIA
BEIJING, CHINA
HONG KONG, HONG KONG
TOKYO, JAPAN
TUNG CENTRE, SINGAPORE
0
40,000
80,000
120,000
160,000
EUROPE
COPENHAGEN, DENMARK
TALLINN, ESTONIA
HELSINKI, FINLAND
REYKJAVIK, ICELAND
MILAN, ITALY
RIGA ,LATVIA
VILNIUS, LITHUANIA
LYSAKER, NORWAY
LUNDA, SWEDEN
OMX PORT, SWEDEN
STOCKHOLM, SWEDEN
0
2,000
4,000
6,000
8,000
AUSTRALIA
SYDNEY, AUSTRALIA
0
100,000
200,000
300,000
400,000


+ Making Strides against Breast Cancer
+ Run for Central Park Conservancy
+ Wall Street Run & Heart Walk
VOLUNTEERISM
+ Fresh Air Fund Clean Up Day
+ Mississippi Gulf Clean-Up Effort
NASDAQ OMX
CORPORATE GIVING
+ CA League of Conservation Voters
+ City Year Silicon Valley
+ Dana-Farber Cancer Institute
+ Epilepsy Foundation of Texas
+ Hinsdale Junior Women's Club
+ Invest in Others
+ Texas A&M University
+ Jewish Community Relations Council
+ Minority Corporate Counsel
+ Muscular Dystrophy Association
CORPORATE
CONTRIBUTIONS
+ Miracle Corners of the World
+ National Multiple Sclerosis Society
+ Skadden Fellowship Foundation
+ St. Jude's Childrens Hospital
+ St. Baldrick's Foundation
+ The Bowery Mission
+ Tuesday's Children
+ UNICEF
+ Women's Venture Fund

LEADERSHIP